FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

TABLE OF CONTENTS

Item

1.	Press Release dated January 23, 2008 announcing the subscription of a capital increase by the registrant in its subsidiary Cosan S.A. Indústria e Comércio.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date: January 24, 2008	By:	/S/ Paulo Sérgio de Oliveira Diniz
		Name:	Paulo Sérgio de Oliveira Diniz
		Title:	Chief Financial Officer and Investors Relations Officer

Item 1

COSAN S.A. INDÚSTRIA E COMÉRCIO
CORPORATE TAXPAYERS' ID (CNPJ/MF): 50.746.577/0001-15
CORPORATE REGISTRY (NIRE): 35.300.177.045
PUBLICLY-HELD COMPANY

NOTICE TO THE MARKET

RESULT OF CAPITAL INCREASE BY PRIVATE SUBSCRIPTION

São Paulo, January 23, 2008 –Cosan S.A. Indústria e Comércio (“COSAN” or “Company”) hereby announces the result of the capital increase by private subscription decided at  the Extraordinary Shareholders’ Meeting (“ESM”) held on December 5, 2007, which approved the issue of 82,700,000 registered, book-entry common shares with no par value, at the issue price of R$ 21.00 (twenty-one reais), increasing the Company’s capital stock to R$ 1,736,700,000.00 (one billion seven hundred thirty-six million seven hundred thousand reais).

COSAN informs that a substantial portion of its shareholders subscribed to its capital increase, having the minority shareholders contributed with 64.1% of their subscription rights, totaling 26,092,604 shares, which represented R$ 547,944,684.00 for the Company. Cosan Limited subscribed to 56,607,396 shares, amounting to R$ 1,188,755,316.00.

Cosan Limited, controlling shareholder, had expressed its intention to subscribe to the unsubscribed shares from the capital increase at the ESM, investing in COSAN part of the funds obtained from its IPO in August last year. Minority shareholders who showed interest in the subscription of the unsubscribed shares could increase their interest in the Company’s capital, together with Cosan Limited.  We would like to take this opportunity to thank our minority shareholders for once again putting their trust in our Company.

As a result of the capital increase and the subscription of unsold shares, the Company informs that COSAN’s capital stock breakdown is:

SHAREHOLDER	COMMON SHARES	%
Cosan Limited	152,939,440	56.11
Others	119,608,592	43.89
Total	272,548,032	100.00

São Paulo, January 23, 2008.

Paulo Diniz
CFO and Investor Relations Officer